February 24, 2012



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Office of Insurance Products
 Attn: Mark A. Cowan
100 "F" Street NE
Washington, D.C.   20549-8629

Re:  	Pre-effective Amendment No. 2 on Form N-4 ("Amendment")
	Symetra Resource Variable Account B (File No. 811-4716)
	Symetra True Variable Annuity  (File No. 333-178461)
	Response to Comments to Initial Registration Statement on Form N-4 Symetra Life Insurance Company ("Symetra Life")


Dear Mr. Cowan:

Symetra Life Insurance Company ("Symetra Life") is submitting herewith clean and blacklined courtesy copies of the above-captioned Amendment to the Registrant's filing ("Filing"). This Amendment contains changes made in response to the Commission staff's February 10, 2012 comments to the above-referenced filing on Form N-4. This responsive letter and Amendment have been filed on EDGAR for the above-referenced filing.

The following are the staff's comments in bold followed by Symetra Life's response to those comments. Where page numbers are referenced in Symetra Life's responses, references are to the page number containing the proposed language in the revised prospectus provided herein . Along with the changes made in response to staff comments, Symetra Life has also made other minor changes to the registration statement and those changes are described immediately following the responses to Commission staff comments.

1.  General Comments

	a.	Please confirm supplementally  that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

	-	Symetra Life confirms that the Symetra True Variable Annuity
		will continue to be identified by the same EDGAR class identifier.

	b.	Please clarify supplementally whether  there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

	-	Symetra Life intends to enter  into a reinsurance agreement in
		connection with the Wealth Transfer Benefit Rider offered as an optional feature to the contract. The agreement will be filed as an exhibit in a subsequent pre-effective amendment. There are no other types of guarantees or support agreements with third parties to support any of Symetra Life's guarantees under the contract.

2.	Cover Page
	Please note that all portfolio companies that are investment options under the contract must be listed on the cover page. Item 1(a)(viii).

	-	Symetra Life has included a listing of portfolio companies on
		the cover page to the prospectus. Symetra Life may add portfolio companies, and they will be identified in a subsequent pre-effective amendment filing.

3.	Fee Table (p. 8)

	a.	Please indicate clearly in the fee table that the maximum and minimum charge reflects the management fees, distribution (12b-1) fees, and other expenses for the investment options.

	-	Symetra Life has added this disclosure to the fee table found
		on page 8.

4.	Examples (p. 9)

	Please correct the first sentence in footnote (2) that states in part
"For purposes of the calculating the examples...."

	-	Symetra Life has corrected this sentence, which appears on
		page 9.

5.	Annuity Contract (p. 11)

	a.	In the subsection entitled "Variations," please fix the typo in the third sentence that begins, "For examples,..."

	-	Symetra Life has corrected this sentence on page 11.

6.	Prepaid Annuity Option (pp. 15-17)

	a.	The disclosure on pages 16 and 17 states that on the Maturity
Date Accumulation Units attributable to a Prepaid Annuity Subaccount will purchase one dollar of annual lifetime income, but later disclosure states that the contract owner must make an election for this to occur. Please clarify the disclosure.

	-	Symetra Life has revised the disclosure found under the first
		paragraph of the Prepaid Annuity Option section on page 16 to clarify that a Contract Owner must first elect to begin annuity payments under this option. Once the Contract Value or portion of Contract Value is annuitized under this option, the Accumulation Units attributable to a Prepaid Annuity
		Subaccount will purchase one dollar of annual lifetime income.

	b.	Please indicate what will happen if one or more Prepaid Annuity
Sub-accounts become unavailable (e.g., contract owner loses the benefit).

	-	If any Prepaid Annuity Subaccount becomes unavailable, the
		Contract Owner will not lose the benefit of the prepaid annuity guaranty. (Please note that the term "Maturity Date" has been changed to "Portfolio Termination Date".) We have also added disclosure to the prospectus to address this comment.

	c.	Please revise the first sentence of the second paragraph of
the sub-section entitled "Proof of Age" for clarity.

	-	Symetra Life has revised the first sentence of the second
		paragraph of the sub-section titled "proof of age" for clarity.


	d.	Please indicate how far in advance of the Maturity Date the
company will send notice regarding the required decision to elect the pre-paid annuity option or to transfer the entire contract value to another sub-account. Also, please disclose any procedures to be followed in case the contract owner cannot be reached prior to the Maturity Date.

	-	Symetra Life has added disclosure to page 17 regarding the
		notice sent in advance of the Portfolio Termination Date. Symetra Life will send notice 90 days prior to the Portfolio Termination Date. In the event that a Contract Owner does not respond to our notice, we will send subsequent notices multiple times. If the notice is returned as undeliverable, we will attempt to locate the Contract Owner by contacting their registered representative, using public databases and other means. If we are unsuccessful in obtaining a response to our notice, the Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Portfolio offered under the Contract.

7.	Transfers Among the Sub-Accounts (p. 19)

	a.	In explaining that the contract allows 25 free transfers a
year among the Sub-accounts, the disclosure states that "[e]ach additional transfer in excess of this limit may have a charge of $25." However, in describing the transfer charge on page 26, the disclosure states that "[i]f your number of transfers exceeds these limits, we will deduct a transfer charge equal to $25 per additional transfer." Please reconcile the apparent inconsistency.

	-	Symetra Life has revised the disclosure on page 19 to be
		consistent with disclosure on page 27.   We will deduct a
		transfer charge if the number of transfers exceeds the allowed free transfer limit.

8.	Wealth Transfer Benefit Charge (p. 24)

	In the fourth paragraph of this section, please bold the second to last sentence that states "Because the annual rate is based on attained age, every year the rate applicable to you will increase." The sentence should also be bolded in the WTB Charge Example #2 on page 25.

	-	Symetra Life  has bolded the second to last sentence of the
		fourth paragraph found on page 25 as well as the sentence under the WTB Charge Example #2 on page 26.

9.	Death Benefit and Optional Death Benefit Rider (p. 26)

	When discussing the optional death benefit rider, please note that payment of the Wealth Transfer Benefit is subject to the financial strength and claims paying ability of the insurance company.

	-	Symetra Life  has added this disclosure to page 30 of the
		prospectus.

10.	Appendix D:  Prepaid Annuity Option Examples (p. D-1)

	In Example 2, it appears that the last sentence of this section should read "Furthermore, your annuity payment under the prepaid annuity option would be reduced to $116.99."

	-	Symetra Life  made this correction in our Pre-Effective
		Amendment Number 1. For this reason, it does not show up as a blacklined change in this Amendment.

11.	Financial Statements, Exhibits, and Other Information

	Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

	-	Symetra Life  will fill any financial statements, exhibits,
		and other required disclosure in a pre-effective amendment to the registration statement.

Symetra Life has also made other minor changes to the registration statement in the following sections:

	-	Contact Information:  Symetra Life  has added our contact
		information in the section titled "Inquiries" and made changes to this effect throughout the prospectus. We have also revised the defined term "Administrative Office" and added the defined term "Contract Maintenance Office" to better distinguish where certain forms of correspondence should be forwarded.

	-	Forms of Payment:  Symetra Life  has added disclosure
		regarding the forms of payment acceptable to us. This disclosure can be found on page 13.

	-	Net Investment Factor:  Symetra Life  has made a minor
		correction to our disclosure regarding the net investment factor found on page 14.

	-	Signature Guarantees:  Symetra Life  has added disclosure
		regarding our signature guarantee requirements. This disclosure can be found on page 24 of the prospectus.

	-	Right to Examine:  Symetra Life  has added disclosure on
		page 14 of the prospectus regarding the "Right to Examine" provision in the event the contract is issued as an IRA or Roth IRA contract.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.


Sincerely,

/s/Jacqueline M. Veneziani

Jacqueline M. Veneziani
Vice President and Associate General Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.

Cc: David Goldstein, General Counsel